Deloitte & Touche LLP
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Canada

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August 27, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs:

Re:	Tahoe Resources Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated August 27, 2012, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Chartered Accountants